FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Rest of Asia-Pacific

We offer a full range of banking and financial services in mainland China, mainly through our local subsidiary, HSBC Bank (China) Company Limited. We also participate indirectly in mainland China through our associate, Bank of Communications.
    Outside mainland China, we conduct business in 18 countries and territories in the Rest of Asia-Pacific region, primarily through branches and subsidiaries of The Hongkong and Shanghai Banking Corporation, with particularly strong coverage in Australia, India, Indonesia, Malaysia and Singapore.

	2013	2012	2011
	US$m	US$m	US$m

Net interest income ......	5,439	5,391	5,102
Net fee income .............	2,059	2,083	2,111
Net trading income .......	456	1,053	1,658
Other income ................	4,024	5,057	1,842

Net operating income4	11,978	13,584	10,713

LICs42 ...........................	(361)	(436)	(267)

Net operating income	11,617	13,148	10,446

Total operating expenses ...................................	(5,640)	(5,806)	(5,806)

Operating profit ........	5,977	7,342	4,640

Income from associates43 ...................................	1,787	3,106	2,831

Profit before tax .........	7,764	10,448	7,471

Cost efficiency ratio .....	47.1%	42.7%	54.2%
RoRWA36 .....................	2.7%	3.5%	3.1%

Year-end staff numbers .	85,334	85,024	91,051
13% growth in customer lending balances on a constant currency basis
Market leader in mainland China's state-owned enterprise bond issuances
Domestic Bond House of the Year (IFR Asia)
For footnotes, see page 132. The commentary is on a constant currency basis unless stated otherwise, while tables are on a reported basis.

Economic background

In mainland China, the annual pace of GDP growth was unchanged at 7.7% in 2013, above the official GDP growth target of 7.5%. The rebound in activity in the second half of the year was mainly due to measures announced by the government during the summer. Export growth remained moderate through most of 2013, only accelerating in the final months. Annual growth in fixed asset investment remained steady at an annual rate of nearly 20% and consumer spending remained resilient. Headline annual CPI inflation rose modestly to 2.6%, remaining below the government's target of 3.5%. The People's Bank of China maintained a relatively restrictive credit policy but overall liquidity conditions remained loose as the 'M2' measure of money growth expanded by 13.6% on the year.

Economic activity in Japan picked up considerably in 2013, thanks to large-scale stimuli from both the government and the Bank of Japan. Annualised growth slowed to just over 1% in the third quarter although it accelerated in the final months of the year as consumer spending rose in advance of the sales tax increase due in April 2014.

During the course of the summer, there were concerns in financial markets that global liquidity may become more expensive and less abundant as the US Federal Reserve Board indicated it may begin to 'taper' its purchases of financial assets. Interest rates on US Treasuries rose, attracting global capital back to developed markets. Some emerging economies suffered considerable capital outflows with large declines in the value of their currencies against the US dollar and central banks were forced to raise interest rates to attract capital. This in turn led to a slowdown in activity.

In Asia-Pacific, India and Indonesia were most affected. The current account positions of both economies had significantly deteriorated in recent years, leaving them vulnerable to changes in external financing conditions. In India, structural constraints on growth, including infrastructure bottlenecks, also contributed to a slowdown in activity. The central bank tightened monetary policy during the second half of 2013 in response to concerns over inflation.

Similar constraints in Indonesia saw GDP growth slow in 2013. However, concerted measures to reduce fuel subsidies and narrow the current account deficit should make the economy more resilient to any tightening in monetary conditions in the West. Economic activity also reduced in Malaysia as the boost to growth in 2012 from public spending abated. In Thailand, the economy slowed

Profit/(loss) before tax by country within global businesses

	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Total US$m
2013
Australia ........................................	100	131	189	−	26	446
India ..............................................	(21)	113	418	7	136	653
Indonesia .......................................	12	106	126	−	36	280
Mainland China .............................	223	1,536	842	(4)	1,644	4,241
Malaysia ........................................	148	105	236	−	25	514
Singapore ......................................	147	120	262	74	22	625
Taiwan ..........................................	7	30	158	−	5	200
Vietnam.........................................	86	(34)	25	−	(12)	65
Other ............................................	(25)	241	448	(1)	77	740

	677	2,348	2,704	76	1,959	7,764

2012
Australia ........................................	97	38	184	-	(44)	275
India ..............................................	41	89	497	7	175	809
Indonesia .......................................	29	124	146	-	7	306
Mainland China .............................	838	1,724	1,257	(4)	2,525	6,340
Malaysia ........................................	183	131	242	-	8	564
Singapore ......................................	201	139	296	97	(65)	668
Taiwan ..........................................	62	36	136	-	-	234
Vietnam.........................................	9	45	57	-	9	120
Other ............................................	57	276	510	59	230	1,132

	1,517	2,602	3,325	159	2,845	10,448

2011
Australia ........................................	88	106	108	-	5	307
India ..............................................	(14)	122	539	5	161	813
Indonesia .......................................	6	89	157	-	7	259
Mainland China .............................	1,112	1,340	1,116	(4)	117	3,681
Malaysia ........................................	173	118	228	1	9	529
Singapore ......................................	183	133	189	97	(7)	595
Taiwan ..........................................	45	23	130	-	12	210
Vietnam.........................................	-	51	79	-	24	154
Other ............................................	48	264	543	(8)	76	923

	1,641	2,246	3,089	91	404	7,471

Analysis of mainland China

	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Total US$m
2013
Industrial Bank ..............................	-	-	-	-	1,089	1,089
Ping An .........................................	-	-	-	-	553	553
Other associates ............................	247	1,360	284	-	(38)	1,853
Other mainland China ...................	(24)	176	558	(4)	40	746

	223	1,536	842	(4)	1,644	4,241

2012
Industrial Bank ..............................	54	273	343	-	-	670
Ping An .........................................	622	82	60	-	2,459	3,223
Other associates ............................	214	1,193	248	-	-	1,655
Other mainland China ...................	(52)	176	606	(4)	66	792

	838	1,724	1,257	(4)	2,525	6,340

2011
Industrial Bank ..............................	52	229	190	-	-	471
Ping An .........................................	946	-	63	-	117	1,126
Other associates ............................	181	921	276	-	-	1,378
Other mainland China ...................	(67)	190	587	(4)	-	706

	1,112	1,340	1,116	(4)	117	3,681

following the rapid post-flood recovery in 2012 and, more recently, political uncertainty. Elsewhere in the ASEAN region GDP growth improved during 2013. Singapore's economic recovery gathered pace, led by net external demand, and the Philippines continued to grow robustly in the year, led by household spending. The devastating typhoon that hit the country in November disrupted activity in the fourth quarter, but will also induce reconstruction spending in 2014.

Growth in South Korea stabilised in 2013 supported by a monetary and fiscal stimulus package delivered at the start of the year. Exports remained resilient. Taiwan's trade-dependent economy was weak in the first half of 2013, but strengthened in the second half as global trade improved.

Australian GDP growth slowed to an annual rate of around 2.5% in 2013 and unemployment rose to 5.7% towards the end of the year. This reflected a slowdown in mining investment after years of strong growth. To stimulate growth elsewhere, the Reserve Bank of Australia cut its cash rate from 3.0% to 2.5% during the year. Low interest rates drove a strong rise in housing prices. The Australian dollar remained well above its long run average levels in 2013, but fell towards the end of the year.

Review of performance

In Rest of Asia-Pacific, reported profit before tax was US$7.8bn compared with US$10.4bn in 2012. On a constant currency basis, profit before tax decreased by US$2.5bn.

The decrease in reported profits was mainly due to the gain on disposal of our shareholding in Ping An in 2012 of US$3.0bn and a reduction in our share of profit from associates of US$1.4bn due to the disposal of Ping An and the reclassification of Industrial Bank as a financial investment following its issue of share capital to third parties. These items were partly offset by the accounting gain of US$1.1bn in 2013 on the reclassification of Industrial Bank.

On an underlying basis, which excludes the items above as well as other disposals and the results of disposed of operations, profit before tax increased by 20% due to the net gain of US$553m on completion of the sale of our investment in Ping An in 2013, compared with adverse fair value movements of US$553m on the Ping An contingent forward sale contract recorded in 2012. Excluding these items, underlying profit before tax was marginally lower as increased operating expenses and lower revenues were offset by reduced loan impairment charges and increased income from associates.

The implementation of our strategy to reduce fragmentation across the region continued, leading to the disposal of non-core insurance businesses in Vietnam, South Korea, Taiwan and Singapore, and we announced the closure of a retail brokerage in India and our retail banking operations in South Korea. We also completed the sale of our investment in Ping An.

In mainland China, where we continued to expand our branch network, we had 162 HSBC outlets, 23 HSBC rural bank outlets and 48 Hang Seng Bank outlets at the end of the year. We expanded our wealth management capabilities, and were one of the first foreign banks to be approved to distribute domestic funds to retail investors. We were the market leader in mainland China's state-owned enterprise bond issuances and we were awarded Best Foreign Commercial Bank in China by FinanceAsia.

We continued to promote the internationalisation of the renminbi as regulations developed. We were the first foreign bank in mainland China to implement a customised renminbi cross-border centralised settlement solution and were also the first foreign bank to complete a two-way cross-border renminbi lending transaction.

In India, we revised our Wealth Management product offering to ensure customers' needs were being met and to improve customer satisfaction levels. In Payments and Cash Management, we were awarded the 'Best Domestic Cash Management Bank' in 2013 by Euromoney. Our strength in debt capital markets ('DCM') continued, acting as a joint lead manager and bookrunner for the largest US dollar-denominated single tranche bond issuance by an Indian corporate in 2013.

In Singapore, we led the market in foreign currency DCM issuance, continuing to demonstrate our ability to structure DCM transactions. In CMB, we began to offer a renminbi settlement service.

We continued to develop our Payments and Cash Management product offering across the region and were awarded the 'Best Cash Management House in Asia' by Euromoney. We also strengthened our Project and Export Finance capabilities and were named the Best Project Finance House in Asia by Euromoney for the third consecutive year. Our strength in DCM continued we were the No.1 bookrunner in Asia-ex Japan bonds. We were awarded the Domestic Bond House of the Year by IFR Asia.

Net interest income increased by US$167m from balance sheet growth, partly offset by spread compression in many countries from competition and increased liquidity.

Average residential mortgage balances grew, primarily in mainland China and Australia, as we focused on secured lending and in Singapore reflecting lending growth in 2012. Term and trade-related lending in CMB rose, notably in mainland China, Singapore and Indonesia, from continued client demand. Increased average loan balances were broadly offset by lending spread compression, notably on trade finance lending, reflecting competitive pressures and increased liquidity in the market.

We grew average deposit balances in both Payments and Cash Management and RBWM, though the benefit of this growth was partly offset by narrower liability spreads in many countries following central bank interest rate cuts and increased liquidity.

Net fee income rose by US$53m, primarily in GB&M, in part from increased activity in bond sales in Singapore and in CMB from increased credit facilities, notably in mainland China. These factors were partly offset by reductions in RBWM, notably in India, from lower Wealth Management sales as we revised our product offerings.

Net trading income was US$541m lower, in part from further adverse fair value movements on the Ping An contingent forward sale contract of US$682m, compared with US$553m in 2012. Rates revenues decreased, largely from reduced bond holdings in a number of countries and revaluation losses as bond yields rose, notably in mainland China. Foreign Exchange revenues also fell as market conditions in 2012 were not repeated.

Net income from financial instruments designated at fair value was US$56m compared with US$108m in 2012 from lower gains on assets held by the insurance business in Singapore driven by rising bond yields.

Gains less losses from financialinvestments were US$1.2bn higher, due to the gain on disposal of our investment in Ping An of US$1.2bn, which was partly offset by the adverse fair value movement of US$682m on the contingent forward sale contract included in 'Net trading income' leading to a net gain of US$553m.

We reported a gain on disposal of Ping An of US$3.0bn in 2012.

Other operating income increased by US$1.0bn. We recorded an accounting gain of US$1.1bn on the reclassification of Industrial Bank as a financial investment following its issue of additional share capital to third parties and a gain on the disposal of our investment in Bao Viet Holdings of US$104m. In 2012, we recorded gains totalling US$305m on a reported basis on the sale of our RBWM business in Thailand, our GPB business in Japan and our interest in a property company in the Philippines.

LICs decreased by US$63m as 2012 included a large individually assessed impairment of a corporate exposure in Australia and a credit risk provision on an available-for-sale debt security in GB&M. These factors were partly offset by an increase in individually assessed impairments in GB&M and CMB in a number of countries across the region.

Operating expenses increased by US$38m. Costs rose in India from increased use of the service centres and in mainland China from wage inflation, higher staff numbers and branch expansion. These increases were offset by the partial write back of a litigation provision in Singapore and Australia compared with a charge in 2012. In addition, in 2013 there were lower restructuring and other related costs, including termination benefits, than in 2012, and the non-recurrence of costs following the sale or closure of operations.

Share of profit from associates and joint ventures reduced by US$1.4bn following the disposal of Ping An, the reclassification of Industrial Bank as a financial investment and an impairment charge of US$106m on our banking associate in Vietnam. Excluding these factors, income from associates rose, primarily in BoCom as a result of balance sheet growth and increased fee income, partly offset by higher operating expenses and a rise in loan impairment charges.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014